Exhibit 16.01

June 9, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Silicon Image, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of the Company’s Form 8-K report dated June 7, 2005. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever regarding (i) the current status of the material weakness in internal control over financial reporting referenced in such Form 8-K or any remedial actions taken by the Company with respect to such material weakness and (ii) whether the Company has begun a search for a new independent registered public accounting firm.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Attachment: Form 8-K